Exhibit 99.5

PRESS RELEASE

Russia: TotalEnergies decides to withdraw its directors from
Novatek and will no longer equity account for its stake in
Novatek and record a 3.7 b$ impairment in Q4

Paris, December 9, 2022 - Further to its principles of conduct defined for its activities in relation to Russia, published on March 22, 2022, TotalEnergies has gradually started to withdraw from its Russian assets while ensuring that it continues to supply gas to Europe.

TotalEnergies holds a 19.4% stake in the company Novatek, a stake that it cannot sell given the prevailing shareholders’ agreements, as it is forbidden for TotalEnergies to sell any asset to one of Novatek's main shareholders who is under sanction.

In view of the European sanctions in force since the beginning of the war, the two directors representing TotalEnergies on the board of directors of Novatek are led to abstain from voting in meetings of the board of directors of this company, in particular on financial matters. They are therefore no longer in a position to fully carry out their duties on the board which might become an issue for the governance of this company.

Under these circumstances, the Board of Directors of TotalEnergies has decided to withdraw the representatives of the Company from the board of PAO Novatek with immediate effect.

As a result, the criteria for significant influence no longer being met within the meaning of the accounting regulations that apply to the Company, TotalEnergies will no longer equity account for its 19.4% stake in Novatek in the Company's accounts.

This will lead to record an impairment of approximately $3.7 billion in the accounts for the 4th quarter of 2022. In addition, TotalEnergies will no longer book reserves for its interest in Novatek, with an impact on the Company's reported proved reserves at the end of 2021 of 1.7 billion of barrels. However, the life duration of the Company's proved reserves will remain above 11 years of production.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l     @TotalEnergiesPR

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